EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Telephony Services for Resale

On May 23, 2017, the Company received a decision from the Acting Minister of Communications dated May 18, 2017 regarding “the format for provision of telephony services for resale and setting the payment thereof on Bezeq’s network”, following a hearing held on the matter (for information on the hearing, see section 1.7.3.5 of the Description of the Company’s Business in the periodic report for 2016).

According to the decision, the Acting Minister of Communications adopted the recommendation of the Ministry’s professional echelons, determining as follows:

1.	Determination of a format for provision of telephony services whereby the Company allows another license holder to purchase telephony services from the Company to enable outgoing and incoming calls for a customer of another license holder, and amendment of the Company’s license accordingly. The telephony services for resale must be provided for a year as from July 17, 2017, following a preparation period of two months.

2.	Setting the maximum payments for provision of the telephony services for resale as follows:

Component	Amount of the payment (excluding VAT)

Fixed monthly payment	NIS 16 per line per month

Variable payment for outgoing calls	1.6 agorot per outgoing call minute

Variable payment for incoming calls	According to the provisions of the Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000, for fixed-line call completion

Added value services, such as voice mail, caller ID, call waiting, etc.	70% of the monthly payment set out in the Communications (Telecommunications and Broadcasts) (Payments for Telecommunications Services) Regulations, 2007

The final maximum payments will be determined after a hearing has been held (set for submission of comments by June 18, 2017). If it becomes clear in the hearing that the payments must be revised, an appropriate amendment will be made to the payments and offset (retroactively from the date of the decision) between the relevant operators.

The Company intends to submit its comments for the hearing and argue, inter alia, that the maximum payments that have been set are lower than required.

3.	Postponement of the date of provision of wholesale telephony services (at wholesale prices) on the Company’s network for the 14 months of the arrangement, until July 18, 2018. Moreover, it is noted in the Acting Minister of Communications’ decision that, during the arrangement period, the Ministry intends to review the state of competition and the extent of realization of the purpose of the regulation in view of implementation of the arrangement, and accordingly, to examine the option of extending it or making it a fixed arrangement. Recommendation regarding revising the foregoing arrangement will be put to public hearing prior to making a decision on the matter.

The Company is assessing the decision and preparing to provide the services on the scheduled date and according to the provisions of the service portfolio.

The Company estimates that implementation of the above service may have an adverse effect on its financial results. However, at this stage it cannot estimate the extent of the effect since it depends of different variables, including the results of the late hearing, the marketing of the services by the competitors, the volume of customer demand for calls and the price levels of alternative products currently available on the market (such as VoB services), etc.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.